02022514

VP 4-4-02

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SEC FILE NUMBER
8- 52748

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED APR - 1 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RealTime Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 South Third Street West
(No. and Street)

Missoula	MT	59801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur F. Gidel — (406) 532-3000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elmore & Associates, P.C.
(Name — *if individual, state last, first, middle name*)

3819 Stephens	Missoula	MT	59806
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VP 4-4-02

OATH OR AFFIRMATION

I, Ronald D. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RealTime Capital, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

President and Executive Principal

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELMORE & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS CONSULTANTS

Board of Directors and Stockholders
RealTime Capital, Inc.
Missoula, Montana

Independent Auditors' Report

We have audited the accompanying statement of financial condition of RealTime Capital, Inc. (a wholly-owned subsidiary of The Money Suite Company) as of December 31, 2001, and the related statements of income, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RealTime Capital, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elmore & Associates, P.C.

Certified Public Accountants
February 14, 2002

3819 Stephens • P.O. Box 2368 • Missoula, MT 59806 - 2368 • (406)721-7800 • Fax (406)721-4155 • 1-800-622-7351
e-mail: mail@elmore-cpa.com • http://www.elmore-cpa.com

REALTIME CAPITAL, INC.

Statement of Financial Condition
December 31, 2001

ASSETS

Cash and Cash Equivalents	$ 15,475
Total assets	$ 15,475

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable and Accrued Liabilities	$ -
Total liabilities	-
Stockholders' Equity	
Common stock (par value per share $.001, 500 shares authorized, 15 shares issued)	-
Additional paid-in capital	15,000
Retained earnings	475
Total stockholders' equity	15,475
Total liabilities and stockholders' equity	$ 15,475

The accompanying notes are an integral part of these financial statements.

REALTIME CAPITAL, INC.

Statement of Income
For the Year Ended December 31, 2001

Revenues		
Interest	$	282
Income before income taxes		282
Provision for income taxes		-
Net Income	$	282

The accompanying notes are an integral part of these financial statements.

REALTIME CAPITAL, INC.

Statement of Stockholders' Equity
For the Year Ended December 31, 2001

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2000	15,000	$ 15	$ 14,985	$ 193	$ 15,193
Reverse common stock split (1,000 to 1)	(14,985)	(15)	15	-	-
Net income	-	-	-	282	282
Balance, December 31, 2001	15	$ -	$ 15,000	$ 475	$ 15,475

The accompanying notes are an integral part of these financial statements.

REALTIME CAPITAL, INC.

Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flows from Operating Activities	
Net Income	$ 282
Net cash provided by operating activities	282
Net increase in cash and cash equivalents	282
Cash and Cash Equivalents	
Beginning of year	15,193
End of year	$ 15,475
Supplemental Disclosure of Cash Flow Information:	
Cash paid for interest	$ -

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2001

Note 1 - Summary of Significant Accounting Policies

Operations – RealTime Capital, Inc. (the "Company") is an independent broker dealer located in Missoula, Montana, with representatives registered in various states. The Company is a wholly-owned subsidiary of The Money Suite Company, and the consolidated financial statements include the Company's assets, liabilities and results of operations. Although the Company became a member of the National Association of Securities Dealer, Inc. (NASD) in January 2001, the Company has not yet commenced broker dealer operations. The Company's agreement with the NASD limits the Company's business to sales of variable universal life insurance and variable annuities. All variable life insurance policy applications will be forwarded to an insurance carriers' broker dealer and policy administrator for underwriting and policy issuance. The Company will not hold customer funds, securities or insurance policies and therefore will be exempt from the provisions of SEC Rule 15c3-3 under subsection k2(i).

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition – Commission income is recorded upon notification by the issuing insurance carrier or its agent that the insurance policy has been issued. Renewal commission income is recognized upon notification by the insurance carrier or its agent that the policy has been renewed by the policy holder. Interest income is recognized when earned.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Income Taxes – The Company files a consolidated tax return with its Parent. There is no current provision for income taxes as the consolidated tax return reports a tax loss which is intended to be carried forward.

Note 2 – Stockholders' Equity

During 2001, the Company amended its certificate of incorporation to reduce the number of authorized common shares from 10,000,000 to 500, and to convert each outstanding share to 0.001 shares. Accordingly, the number of outstanding common shares was reduced from 15,000 to 15. The par value per share of $0.001 was unchanged, and therefore common stock on the Company's statement of financial condition was reduced from $15 to zero. Similarly, the Company's additional paid-in capital increased from $14,985 to $15,000.

Note 3 – Retirement Plan

The Company's parent corporation has adopted a 401(k) retirement plan which includes the Company as a participating employer. The plan provides for elective deferrals of up to 15% of compensation. The plan does not provide a matching or profit sharing contribution. Employee balances are vested immediately and substantially all employees are eligible.

Note 4 – Related Party Transactions

During 2001, the Company's parent corporation agreed to provide start-up expenses without compensation until commencement of business operations. Such direct costs include securities and insurance licensing, and miscellaneous state fees and taxes. The value of such direct costs totaled approximately $32,000 in 2001. In addition, the parent corporation provides minimal office administration functions. Effective January 1, 2002, the Company will be charged for direct costs incurred by the parent corporation.

Note 5 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $15,475, which was $10,475 in excess of its required net capital of $5,000. The Company's net capital ratio is zero since the Company has no aggregate indebtedness

SUPPLEMENTARY INFORMATION

Schedule 1

REALTIME CAPITAL, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Total Stockholders' Equity	$	15,475
Deduct Equity Not Allowable for Net Capital		-
Net capital	$	15,475
Excess net capital at 1000%	$	15,475

No reconciliation is required for the net capital computation as the amount of net capital calculated per Part II of Form X-17A-5 Focus Report materially agrees to the audited financial statements as of December 31, 2001.

ELMORE & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS CONSULTANTS

Board of Directors and Stockholders
RealTime Capital, Inc.
Missoula, Montana

Independent Auditors' Report
on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements of RealTime Capital, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve.

3819 Stephens ◦ P.O. Box 2368 ◦ Missoula, MT 59806 - 2368 ◦ (406)721-7800 ◦ Fax (406)721-4155 ◦ 1-800-622-7351
e-mail: mail@elmore-cpa.com ◦ http://www.elmore-cpa.com

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elmore & Associates, P.C.

Certified Public Accountants
February 14, 2002

REALTIME CAPITAL, INC.

(A Wholly-Owned Subsidiary of The Money Suite Company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2001

(With Independent Auditors' Report Thereon)

This report contains 15 pages.

RealTime Capital, Inc.

TABLE OF CONTENTS

RealTime Capital, Inc.

800 South Third Street West
Missoula, MT 59801

Phone: 406-532-3000
Fax: 406-721-9733
Website: www.moneysuite.com

RECEIVED
APR - 1 2002
365
PROCESSING SECTION

March 22, 2002

SEC
Principal Office
450 5th Street, N.W.
Washington, D.C. 20549

We were notified by Michael Smith, Compliance Examiner in NASDs Seattle office, that our previously filed audit report did not include a reconciliation to the FOCUS report on the Computation of Net Capital Schedule.

Enclosed please find two copies of our revised audited financial statements that include the required reconciliation on Schedule 1 and an Oath or Affirmation with original signature and notary seal. We have also sent one copy of the revised audit report to the SEC's regional office in Los Angeles, one copy to NASD's Principal office in Rockville, Maryland and one copy to NASD's regional office in Seattle.

Please feel free to contact me with any comments or questions.

Sincerely yours,

Arthur F. Gidel

Arthur F. Gidel
FINOP